BAY BANKS OF VIRGINIA, INC.

January 31, 2017

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	Bay Banks of Virginia, Inc.
Registration Statement on Form S-4
File No. 333-214921

Dear Mr. Lin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Bay Banks of Virginia, Inc., a Virginia corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 3:00 p.m., Eastern Time, on Thursday, February 2, 2017, or as soon thereafter as practicable.

Please contact Wayne A. Whitham, Jr. or Lee G. Lester of Williams Mullen at (804) 420-6473 or (804) 420-6583, respectively, with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted. Thank you for your assistance.

Very truly yours,

/s/ Randal R. Greene

Randal R. Greene

President and Chief Executive Officer